UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: October 31, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _____________________________________________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Commerce Energy Group, Inc.

Full Name of Registrant
N/A

Former Name if Applicable
600 Anton Boulevard, Suite 2000

Address of Principal Executive Office (Street and Number)
Costa Mesa, California 92626

City, State and Zip Code
PART II — RULES 12B-25(B) AND (C)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)
Commerce Energy Group, Inc., which we refer to herein as the Company, filed its Quarterly Report on Form 10-Q for the period ended October 31, 2007 (the “Quarterly Report”) with the Securities and Exchange Commission (“SEC”) at 17:32 on December 17, 2007, two minutes after the cutoff time necessary to receive a December 17, 2007 filing date. The principal reason for the filing delay was an electronic filing error by the Company’s filing service. The Company has requested a filing date change pursuant to Rule 13(b) of Regulation S-T. In addition to the filing error, the Company and its lender had discussions on the date of filing regarding the fact that the Company may require certain temporary covenant waivers to its credit facility. These discussions, which transpired throughout the day on December 17, 2007, caused the Company to make changes to the Quarterly Report which in turn delayed the transmission of the Quarterly Report to the Company’s EDGAR filing service until later in the day than usual.
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

J. Robert Hipps	(714)	259-2500

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒Yes ☐No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Attached hereto as Exhibit A are the Management’s Discussion and Analysis of Financial Condition and Results of Operations and the Condensed Consolidated Statements of Operations for the three-month periods ended October 31, 2006 and October 31, 2007, each as taken from the Quarterly Report previously filed with the SEC.

Commerce Energy Group, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 18, 2007	By:	/s/ J. Robert Hipps
J. Robert Hipps
Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.
ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

Exhibit A
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.
     As used herein and unless the context requires otherwise, references to the “Company,” “we,” “us,” and “our” refer specifically to Commerce Energy Group, Inc. and its subsidiaries. “Commerce” refers to Commerce Energy, Inc., our principal operating subsidiary. This discussion and analysis should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations set forth in our Annual Report on Form 10-K for the year ended July 31, 2007, or the Form 10-K.
     Some of the statements in this quarterly report on Form 10-Q are forward-looking statements regarding our assumptions, projections, expectations, targets, intentions or beliefs about future events which involve risks and uncertainties. All statements other than statements of historical facts included in this Item 2 relating to expectation of future financial performance, continued growth, changes in economic conditions or capital markets and changes in customer usage patterns and preferences, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,”“should,” “expect,” “plan,” “intend,” “forecast,” “anticipate,” “believe,”“estimate,” “predict,” “potential,” “continue” or the negative of these terms or other comparable terms. The forward-looking statements contained in this quarterly report on Form 10-Q involve known and unknown risks and uncertainties and situations that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these statements. Factors that might cause actual events or results to differ materially from those indicated by these forward-looking statements may include the matters listed under “Risk Factors” in Item 1A in the Form 10-K and elsewhere in this Form 10-Q, including, without limitation, changes in general economic conditions in the markets in which we may compete; fluctuations in the marketprice of energy which may negatively impact the competitiveness of our product offerings to current and future customers; decisions by our energy suppliers requiring us to post additional collateral for our energy purchases; uncertainties in the capital markets should we seek to raise additional capital; uncertainties relating to federal and state proceedings regarding issues emanating from the 2000-2001 California energy crisis, including any resulting federal, state, or administrative legal proceedings which could effect us; increased competition; our ability to retain key members of management; our ability to address changes in laws and regulations; our ability to successfully integrate businesses or customer portfolios that we may acquire; our ability to obtain and retain credit necessary to profitably support our operations; adverse state or federal legislation or regulation or adverse determinations by regulators; and other factors identified from time to time in our filings with the Securities and Exchange Commission, or the SEC. We caution that, while we make such statements in good faith and we believe such statements are based on reasonable assumptions, including, without limitation, management’s examination of historical operating trends, data contained in records and other data available from third parties, we cannot assure you that our expectations will be realized.
     Any forward-looking statement speaks only as of the date on which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for management to predict all such factors.
Our Company
     We are an independent marketer of retail electricity and natural gas to residential, commercial, industrial and institutional end-use customers. Commerce is licensed by the Federal Energy Regulatory Commission, or FERC, and by state regulatory agencies as an unregulated retail marketer of electricity and natural gas.
     We were founded in 1997 as a retail electricity marketer in California. As of October 31, 2007, we delivered electricity to approximately 135,000 customers in California, Maryland, Michigan, New Jersey, Pennsylvania and Texas; and natural gas to approximately 59,000 customers in California, Florida, Georgia, Maryland, Nevada, Ohio and Pennsylvania.
     The electricity and natural gas we sell to our customers is purchased from third-party suppliers under both short-term and long-term contracts. We do not own electricity generation or delivery facilities, natural gas producing properties or pipelines. The electricity and natural gas we sell is generally metered and always delivered to our customers by the local utilities. The local utilities also provide billing and collection services for many of our customers on our behalf. Additionally, to facilitate load shaping and demand balancing for our customers, we buy and sell surplus electricity and natural gas from and to other market participants when necessary. We utilize third-party facilities for the storage of our natural gas.

     The growth of our business depends upon a number of factors, including the degree of deregulation in each state, our ability to acquire new and retain existing customers and our ability to acquire energy for our customers at competitive prices and on reasonable credit terms.
Significant Customer Acquisitions
   HESCO Acquisition
     In September 2006, the Company acquired from Houston Energy Services Company, L.L.C., or HESCO certain assets consisting principally of contracts with end-use customers in California, Florida, Nevada, Kentucky and Texas consuming approximately 12 billion cubic feet of natural gas annually. The acquisition price of approximately $4.1 million in cash and $0.2 million in assumption of liabilities was allocated to customer contracts and is being amortized over an estimated life of four years.
Market and Regulatory
     The Company currently serves electricity customers in six states across 12 utility markets and gas customers in seven states across 13 utility markets and collectively operates in nine states with authority to operate in an additional four states. Regulatory requirements are determined at the individual state level and administered and monitored by the Public Utility Commission, or PUC, of each state. Operating rules and tariff filings by states and by utility markets can significantly impact the viability of the Company’s sales and marketing plans and its overall operating and financial results.
Results of Operations
   Three Months Ended October 31, 2007 Compared to Three Months Ended October 31, 2006
     The following table summarizes the results of our operations for the three months ended October 31, 2007 and 2006 (dollars in thousands):

	Three Months Ended October 31,
	2007		2006
	Dollars	% Revenue	Dollars	% Revenue
Retail electricity sales	$84,225	80%	$53,407	76%
Natural gas sales	21,372	20%	15,664	22%
Excess electricity sales(1)	—	—	1,436	2%

Net revenue	105,597	100%	70,507	100%
Direct energy costs	89,209	84%	60,451	86%

Gross profit	16,388	16%	10,056	14%
Selling and marketing expenses	3,932	4%	2,235	3%
General and administrative expenses	13,460	13%	7,849	11%

Loss from operations	$(1,004)	(1)%	$(28)	—

(1)Electricity supply greater than retail electricity demand which is sold back into the wholesale market.

   Net revenue
     The following table summarizes net revenues for the three months ended October 31, 2007 and 2006 (dollars in thousands):

	Three Months Ended October 31,
	2007		2006
	Dollars	% Revenue	Dollars	% Revenue
Retail Electricity Sales:
Texas	$48,191	46%	$16,730	24%
California	13,387	13%	17,283	25%
Pennsylvania/New Jersey	12,984	12%	14,214	20%
Maryland	7,965	7%	1,489	2%
Michigan and Others	1,698	2%	3,691	5%

Total Retail Electricity Sales	84,225	80%	53,407	76%

Natural Gas Sales:
HESCO Customers	14,569	14%	7,257	10%
California	3,334	3%	4,022	6%
Ohio	3,278	3%	3,004	4%
Georgia	36	—	987	1%
All Others	155	—	394	1%

Total Natural Gas Sales	21,372	20%	15,664	22%
Excess Electricity Sales	—	—	1,436	2%

Net Revenue	$105,597	100%	$70,507	100%

     Net revenues increased $35.1 million, or 49.8%, to $105.6 million for the three months ended October 31, 2007 from $70.5 million for the three months ended October 31, 2006. The increase in net revenues was driven primarily by a 57.7% increase in electricity sales and a 36.4% increase in natural gas sales. Higher retail electricity sales reflects the impact of a 224% and a 385% increase in sales volumes in Texas and Maryland, respectively, due to customer growth that was partly offset by lower retail sales in the California and Michigan markets resulting from customer attrition. Higher natural gas sales reflect the impact of a full quarter of HESCO customers, which were acquired in September 2006.
     Retail electricity sales increased $30.8 million to $84.2 million for the three months ended October 31, 2007, from $53.4 million for the three months ended October 31, 2006, reflecting the impact of a 56% increase in sales volume. For the three months ended October 31, 2007, we sold 716 million kilowatt hours, or kWh, at an average retail price per kWh of $0.118, as compared to 458 million kWh sold at an average retail price per kWh of $0.117 for the three months ended October 31, 2006.
     Natural gas sales increased $5.7 million to $21.4 million for the three months ended October 31, 2007 from $15.7 million for the three months ended October 31, 2006 reflecting the impact of a 36% increase in sales volumes, partly offset by a 4.7% decline in average retail sales prices. For the three months ended October 31, 2007, we sold 3.0 million dekatherms, or DTH, at an average retail price per DTH of $7.11, as compared to 2.1 million DTH, sold at an average retail price per DTH of $7.46 during three months ended October 31, 2006. For the three months ended October 31, 2007, sales to the commercial and industrial natural gas customers acquired in September 2006 totaled $14.6 million on sales volume of 2.2 million DTH at an average sales price of $6.64 per DTH.
     We had approximately 194,000 electricity and natural gas customers at October 31, 2007, an increase of 21% from 161,000 at October 31, 2006. We had approximately 135,000 electricity and 59,000 natural gas customers at October 31, 2007, as compared to 95,000 and 66,000 at October 31, 2006. A gross increase of approximately 90,000 electricity customers in Texas and Maryland more than offset high customer attrition in our Pennsylvania/New Jersey and Michigan markets; an increase of approximately 30,000 natural gas customers in our Ohio markets offset customer attrition in other natural gas markets. Attrition in our retail customer base largely results from the impact of increased sales prices to our customers resulting from our passing on higher wholesale energy and transmission costs to our customers without the incumbent utility passing on corresponding price increases to their customers. This competitive imbalance is created as a result of a lack of market responsive ratemaking and a lagging regulatory approval process.

   Direct Energy Costs
     Direct energy costs, which are recognized concurrently with related energy sales, include the commodity cost of natural gas and electricity, electricity transmission costs from the Independent Systems Operators, or ISOs, transportation costs from local distribution companies, or LDCs and pipelines, other fees and costs incurred from various energy-related service providers and energy-related taxes that cannot be passed directly through to the customer.
     Direct energy costs for the three months ended October 31, 2007 totaled $69.2 million and $20.0 million for electricity and natural gas, respectively, compared to $46.5 million and $13.9 million, respectively, for the three months ended October 31, 2006. Electricity costs averaged $0.097 per kWh for the three months ended October 31, 2007 compared to $0.102 per kWh for the three months ended October 31, 2006. Direct energy costs for natural gas averaged $6.66 per DTH for the three months ended October 31, 2007 as compared to $6.62 per DTH for the three months ended October 31, 2006.
   Gross Profit
     Gross profit increased $6.3 million, or 63.0% to $16.4 million for the three months ended October 31, 2007 from $10.1 million for the three months ended October 31, 2006. Gross profit from electricity increased $6.6 million to $15.0 million for the three months ended October 31, 2007 from $8.4 million for the three months ended October 31, 2006, reflecting the impact of customer growth in Texas and Maryland. Gross profit from natural gas decreased $0.3 million to $1.4 million for the three months ended October 31, 2007, from $1.7 million for the three months ended October 31, 2006 primarily due to the impact of much lower margins relating to the HESCO customers due to unusually high transportation charges, primarily in Florida.
   Selling and Marketing Expenses
     Selling and marketing expenses increased to $3.9 million for the three months ended October 31, 2007 from $2.2 million for the three months ended October 31, 2006, reflecting the impact of higher telemarketing, third-party commissions and direct mail costs related to the Company’s increased customer acquisition initiatives, and an increase in personnel and consultants to support these initiatives.
   General and Administrative Expenses
     General and administrative expenses increased to $13.5 million for the three months ended October 31, 2007 from $7.8 million for the three months ended October 31, 2006. Of the $5.7 million increase, $2.8 million was attributable to an increase in the bad debt provision, primarily a result of the rapid growth in revenue in Texas from $10.3 million to $47.6 million, respectively. In addition, regulatory changes in Texas surrounding customer credit checking procedures, customer disconnection processes and billing delays led to an increase in receivable balances and delinquency at quarter end. The remaining $2.9 million was attributable to an increase in personnel costs relating to higher customer service and information technology staff to support increased customer acquisition initiatives, an increase in professional service fees resulting from the Company’s review of its strategic alternatives, and depreciation and amortization expenses.
   Income Taxes
     No provision for, or benefit from, income taxes was recorded for the three months ended October 31, 2007 or the three months ended 2006. We provided valuation allowances equal to our calculated tax due to the amount of the Company’s net operating loss carryforwards and the related uncertainty that we would realize these tax benefits in the foreseeable future. At October 31, 2007, the Company had net operating loss carryforwards of approximately $8.5 million and $11.3 million for federal and state income tax purposes, respectively.
     The Company adopted the provisions of FIN 48 in August 2007; however, this implementation had no impact on the Company’s financial statements.

Liquidity and Capital Resources
     The following table summarizes our liquidity measures:

	(Dollars in Thousands)
	October 31, 2007	July 31, 2007
Cash and cash equivalents	$5,442	$6,559
Short-term borrowings	$12,400	—
Working capital	$39,342	$38,863
Current ratio (current assets to current liabilities)	1.8:1.0	1.8:1.0
Restricted cash	$10,104	$10,457
Letters of credit outstanding	$11,609	$19,334
   Consolidated Cash Flows
     The following table summarizes our statements of cash flows for the three months ended October 31, 2007 and 2006 (in thousands):

	Three Months Ended
	October 31, 2007	October 31, 2006
Net cash provided by (used in):
Operating activities	$(13,018)	$(9,488)
Investing activities	(852)	(5,747)
Financing activities	12,753	380

Net decrease in cash and cash equivalents	$(1,117)	$(14,855)

     Our principal sources of liquidity to fund ongoing operations have been existing cash and cash equivalents on hand, cash generated from operations, our credit facility and credit extended by our suppliers (both secured and unsecured). Based on our current cash flow estimates, we have alerted our Credit Facility Lender that we may, during the current quarter, seek a temporary waiver of certain conditions contained in our credit facility, similar to concessions previously obtained on a temporary basis. This waiver would likely take the form of eliminating or reducing temporarily the required excess availability of $2.5 million and possibly other concessions. We expect to need to add to our capital resources in fiscal 2008: (1) to meet the credit facility requirement to have $10 million in excess availability at all times on and after July 1, 2008, and (2) if we expand our business, either from internal growth or acquisition, if energy prices increase materially, or if energy industry volatility and/or uncertainty create additional credit requirements.
     Cash used in operating activities for the three months ended October 31, 2007 was $13.0 million, compared to cash used in operations of $9.5 million in the three months ended October 31, 2006. For the three months ended October 31, 2007, cash used in operating activities was comprised primarily of a net loss of $1.1 million, increases in accounts receivable, net of $0.7 million (including a provision of $3.7 million for bad debts); inventory of $3.5 million and a decrease in accounts payable of $6.9 million. The larger changes in accounts payable and inventory were primarily due to seasonality as higher summer power supply costs declined going into the fall months and inventories were building in anticipation of the winter heating season. For the three months ended October 31, 2006, cash used in operating activities was comprised primarily of increases in accounts receivable of $6.9 million (net of provision for bad debts of $0.9 million) primarily due to the HESCO customer list acquisition, a seasonal increase in inventory of $2.7 million, and a seasonal decrease in accounts payable of $3.3 million. This was offset by an increase of $2.4 million in accrued liabilities and other.
     Cash used in investing activities was $0.9 million for the three months ended October 31, 2007, compared to $5.7 million used in investing activities in the three months ended October 31, 2006. The cash used in investing activities for the three months ended October 31, 2007 was spent for the upgrades in our key customer billing, risk management and customer contact platforms. The cash used in the three months ended October 31, 2006 was primarily for upgrades in the previously discussed platforms and for the purchase of the HESCO customer list for $4.2 million.
     Cash provided by financing activities for the three months ended October 31, 2007 was $12.8 million, an increase of $12.4 million in short-term borrowings under our credit facility, compared to $0.4 provided by financing activities for the three months ended October 31, 2006. The increase in borrowings was used to fund operations in the three months ended October 31, 2007; during the three months ended October 31, 2006, we funded operations with available cash.
     At October 31, 2007, the Company had approximately $2.5 million of remaining availability under our credit facility. As it is industry practice to pay energy bills toward the end of the month, the remaining availability at the end of a month is lower than most other times during a month.
     Credit terms from our suppliers may require us to post collateral against our energy purchases and against our mark-to-market exposure with them. As of October 31, 2007, we had $10.1 million in restricted cash primarily in connection with a $10 million requirement of our credit facility. This cash was released in the Sixth Amendment to the credit facility discussed below. We also have $5.7 million in deposits pledged as collateral to our energy suppliers in connection with energy purchase agreements.
     As of October 31, 2007, cash and cash equivalents decreased to $5.4 million compared with $6.5 million at July 31, 2007. This decrease of $1.1 million was used primarily to fund seasonal inventory growth. Restricted cash and cash equivalents at October 31, 2007 was $15.5 million, compared to $17.0 million at July 31, 2007, for a decrease of $1.5 million for the same reason.
Credit Facility
     In June 2006, the Company entered into a Loan and Security Agreement, or the Credit Facility, with Wachovia Capital Finance Corporation (Western), or the Agent, for up to $50 million. The three-year Credit Facility is secured by substantially all of the Company’s assets and provides for issuance of letters of credit and for revolving credit loans, which we may use for working capital and general corporate purposes. The availability of letters of credit and loans under the Credit Facility is limited by a calculated borrowing base consisting of the majority of the Company’s cash on deposit with the Agent and the Company’s receivables and natural gas inventories. As of October 31, 2007, letters of credit issued under the Credit Facility totaled $11.6 million, and outstanding borrowings were $12.4 million. At October 31, 2007, the Company had approximately $5.0 million of remaining availability under our credit facility, using the amended provisions from the Sixth Amendment, as discussed below. As it is industry practice to pay energy bills toward the end of the month, the remaining availability at the end of a month is lower than most other times during a month. Fees for letters of credit issued range from 1.50 to 1.75 percent per annum, depending on the level of Excess Availability, as defined in the Credit Facility. We also pay an unused line fee equal to 0.375 percent of the unutilized credit line. Generally, outstanding borrowings under the Credit Facility are priced at a domestic bank rate plus 0.25 percent or LIBOR plus 2.75 percent.
     The Credit Facility contains covenants, subject to specific exceptions, restricting the Company from: (i) incurring additional indebtedness; (ii) granting certain liens; (iii) disposing of certain assets; (iv) making certain restricted payments; (v) entering into certain other agreements; and (vi) making certain investments. The Credit Facility also restricts our ability to pay cash dividends on our common stock. We were also required to maintain a minimum of $10 million of Eligible Cash Collateral, as defined in the Credit Facility, at all times.
     From September 2006 through September 2007, the Company has entered into five amendments and a modification to the Loan and Security Agreement with the Agent, several of which involved waivers of prior or existing instances of covenant non-compliance relating to the maintenance of Eligible Cash Collateral, capital expenditures and notification requirements (First Amendment), maintenance and deferral of prospective compliance, of minimum Fixed Charge Coverage Rates and maintenance of the minimum Excess Availability Ratio (Second and Third Amendments). In addition, in the First Amendment, the Agent and Lender agreed to certain prospective waivers of covenants in the Credit Facility to enable Commerce to consummate the HESCO acquisition of customers. In the Fourth Amendment, the amount allowable under the Credit Facility’s capital expenditures covenant was increased to $6.0 million. In the Second, Third and Fifth Amendment and in the Modification Agreement, each addressed reducing and/or restructuring the Excess Availability covenant in the Credit Facility to accommodate Commerce’s business. In the Modification Agreement, the Agent and the Lenders also permitted Commerce for a period from September 20, 2007 to October 5, 2007 to exceed its Gross Borrowing Base, as defined in the Agreement.

     The Sixth Amendment, executed on November 16, 2007, revised several provisions of the Credit Facility including (i) revising the Fixed Charge Coverage Ratio covenant and adding a new minimum EBITDA financial covenant; (ii) adjusting the amount of excess availability required to $2.5 million at all times prior to July 1, 2008 at which time it becomes $10 million; (iii) eliminating the previously-required provision to maintain $10 million of Eligible Cash Collateral on deposit; and (iv) extending the term of the Credit Facility for one year to June 2010.
Supply Agreements
Tenaska Power Services Co.
     In August 2005, the Company and Commerce entered into several agreements with Tenaska Power Services Co., or Tenaska, for the supply of the majority of Commerce’s wholesale electricity supply needs in Texas, utilizing a commercially standard master power purchase and sale, lockbox, security and guaranty agreements. The Company’s Texas customers pay into a designated account that is used to pay Tenaska for the electricity. Tenaska also extends credit to the Company to buy wholesale electricity supply secured by funds pledged by the Company in the lockbox, its related accounts receivables and customers contracts. The Company entered into a guaranty agreement, pursuant to which it, as the parent company of Commerce, unconditionally guaranteed to Tenaska full and prompt payment of all indebtedness and obligations owed to Tenaska. Tenaska has agreed to provide credit to Commerce in an amount not to exceed $22 million. At October 31, 2007, Tenaska had extended approximately $14.8 million of trade credit to the Company. Tenaska also serves as the Company’s exclusive provider of qualified scheduling services and marketing services in the region of Texas administered by the Electric Reliability Council of Texas.
Pacific Summit Energy LLC
     In September 2006, the Company and Commerce entered into several agreements with Pacific Summit LLC, or Pacific Summit, for the supply of natural gas to serve end-use customers that we acquired in connection with the HESCO acquisition, utilizing a base contract for the purchase and sale of natural gas, an operating, lockbox control and security agreements. Under the agreements, these customers remit their payments into the lockbox used to pay Pacific Summit for natural gas supplies. Pacific Summit also extends credit to the Company to buy wholesale natural gas supplies, secured by funds pledged by the Company in the lockbox, its related accounts receivable and a $3.5 million letter of credit. Under the security agreement, Commerce agreed to maintain a minimum deposit amount in the lockbox account. The security agreement also provided for monthly withdrawals from the lockbox account, with payments to be made first to Pacific Summit for amounts due and payable, and second to Commerce for amounts exceeding the adjusted minimum deposit amount, as defined in the security agreement. At October 31, 2007, Pacific Summit had extended approximately $9.5 million of trade credit to the Company under this arrangement.
   Contractual Obligations
     As of October 31, 2007, we had commitments of $30.4 million for energy purchase, transportation and capacity contracts. These contracts are with various suppliers and extend through December 2008.
   Letters of Credit and Surety Bonds
     As of October 31, 2007, $11.6 million of letters of credit have been issued to energy suppliers and others pursuant to the terms of our Credit Facility and $6.0 million in surety bonds have been issued.
Critical Accounting Policies and Estimates
     The preparation of this Quarterly Report on Form 10-Q requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amount of revenue and expenses during the reporting period. Actual results may differ from those estimates and assumptions. In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies as disclosed in our notes to the consolidated financial statements. The accounting policies discussed below are those that we consider to be critical to an understanding of our financial statements because their application places the most significant demands on our ability to judge the effect of inherently uncertain matters on our financial results. For all of these policies, we caution that future events rarely develop exactly as forecast, and the best estimates routinely require adjustment.
•	Accounting for Derivative Instruments and Hedging Activities— We purchase substantially all of our power and natural gas under forward physical delivery contracts for supply to our retail customers. These forward physical delivery contracts are defined as commodity derivative contracts under Statement of Financial Accounting Standard, or SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. Using the exemption available for qualifying contracts under SFAS No. 133, we apply the normal purchase and normal sale accounting treatment to a majority of our forward physical delivery contracts. Accordingly, we record revenue generated from customer sales as energy is delivered to our retail customers and the related energy cost under our forward physical delivery contracts is recorded as direct energy costs when received from our suppliers. We use financial derivative instruments (such as swaps, options and futures) as an effective way of assisting in managing our price risk in energy supply procurement. For forward or future contracts that do not meet the qualifying criteria for normal purchase, normal sale accounting treatment, we elect cash flow hedge accounting, where appropriate.
We also utilize other financial derivatives, primarily swaps, options and futures to hedge our commodity price risks. Certain derivative instruments, which are designated as economic hedges or as speculative, do not qualify for hedge accounting treatment and require current period mark to market accounting in accordance with SFAS No. 133, with fair market value being used to determine the related income or expense that is recorded each quarter in the statement of operations. As a result, the changes in fair value of derivatives that do not meet the requirements of normal purchase and normal sale accounting treatment or cash flow hedge accounting are recorded in operating income (loss) and as a current or long-term derivative asset or liability. The subsequent changes in the fair value of these contracts could result in operating income (loss) volatility as the fair value of the changes are recorded on a net basis in direct energy costs in our consolidated statement of operations for each period.
     As a result of a sale on January 28, 2005 of two significant electricity forward physical delivery contracts (on a net cash settlement basis) back to the original supplier, the normal purchase and normal sale exemption under SFAS No. 133 was no longer available for our Pennsylvania market (PJM-ISO). Accordingly, for the period from February 2005 through July 2006, we designated forward physical delivery contracts entered into for our Pennsylvania electricity market as cash flow hedges, whereby market to market accounting gains or losses were deferred and reported as a component of Other Comprehensive Income (Loss) until the time of physical delivery. Effective August 1, 2006, the normal purchase and normal sale exemption has been reinstated for our Pennsylvania market.
•	Utility and independent system operator costs — Included in direct energy costs, along with the cost of energy that we purchase, are scheduling costs, Independent System Operator, or ISO, fees, interstate pipeline costs and utility service charges. The actual charges and certain energy costs are not finalized until subsequent settlement processes are performed for all distribution system participants. Prior to the completion of settlements (which may take from one to several months), we estimate these costs based on historical trends and preliminary settlement information. The historical trends and preliminary information may differ from actual information resulting in the need to adjust previous estimates.

•	Allowance for doubtful accounts — We maintain allowances for doubtful accounts for estimated losses resulting from non-payment of customer billings. If the financial conditions of certain of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

•	Net revenue and unbilled receivables — Our customers are billed monthly at various dates throughout the month. Unbilled receivables represent the estimated sale amount for power delivered to a customer at the end of a reporting period, but not yet billed. Unbilled receivables from sales are estimated based upon the amount of power delivered, but not yet billed, multiplied by the estimated sales price per unit.

•	Inventory — Inventory consists of natural gas in storage as required by state regulators and contracted obligations under customer choice programs. Inventory is stated at the lower of cost or market.

•	Customer Acquisition Cost — Direct Customer acquisition costs paid to third parties and directly related to specific new customers are deferred and amortized over the life of the initial customer contract, typically one year.

•	Legal matters — From time to time, we may be involved in litigation matters. We regularly evaluate our exposure to threatened or pending litigation and other business contingencies and accrue for estimated losses on such matters in accordance with SFAS No. 5, “Accounting for Contingencies.” As additional information about current or future litigation or other contingencies becomes available, management will assess whether such information warrants the recording of additional expense relating to our contingencies. Such additional expense could potentially have a material adverse impact on our results of operations and financial position.

PART I — FINANCIAL INFORMATION
Item 1. Financial Statements.
COMMERCE ENERGY GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)
(Unaudited)

	Three Months Ended
	October 31,
	2007	2006
Net revenue	$105,597	$70,507
Direct energy costs	89,209	60,451

Gross profit	16,388	10,056
Selling and marketing expenses	3,932	2,235
General and administrative expenses	13,460	7,849

Loss from operations	(1,004)	(28)
Other income (expense):
Interest income	230	412
Interest expense	(313)	—

Total other income and expenses	(83)	412

Net income (loss)	$(1,087)	$384

Income (loss) per common share:
Basic	$(0.04)	$0.01

Diluted	$(0.04)	$0.01

The accompanying notes are an integral part of these Condensed Consolidated Financial Statements.